Exhibit 99.2

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

INTRODUCTION

The following discussion of the operating results and financial position of Jaguar Mining Inc. (“Jaguar” or the “Company”) should be read in conjunction with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended 2009 and 2008 and the unaudited consolidated financial statements and the notes thereto of the Company for the interim periods ended March 31, 2010 and 2009.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and the annual audited financial statements have been reconciled to U.S. generally accepted accounting principles (“U.S. GAAP”).  The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this Management’s Discussion and Analysis (“MD&A”) are as of May 11, 2010.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, among others, statements concerning the Company’s future objectives, measured and indicated resources and proven and probable reserves, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A.  The Company anticipates that subsequent events and developments may cause the Company’s views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” as filed in the Company’s Annual Information Form for the year ended December 31, 2009, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov.  Further information about the Company is available on its corporate website www.jaguarmining.com.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term “inferred resources” and “measured and indicated resources”.  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part of all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

“Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all of any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS

Jaguar is an Ontario incorporated gold producer engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil.  The Company controls 93,000 acres in the Iron Quadrangle region of Brazil, a greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais, and 293,000 acres in the state of Maranhão.  Through a joint venture with Xstrata plc (“Xstrata”), the Company is also engaged in gold exploration at a greenfield site in the northeast of Brazil covering 182,000 acres.  In addition, the Company may consider the acquisition and subsequent exploration, development and operation of other gold properties.

Jaguar was formed in 2002 and constructed and operated a small surface mining operation beginning in 2004.  This operation provided cash flow to help develop its first underground mining operation at Turmalina, where construction of a mill and processing facility was completed in 2006.  In 2007, the Company completed the construction of its second underground mining operation and processing facility, Paciência.  Between 2007 and today, Jaguar has developed an additional four underground mines and is completing construction of its third processing facility, the Caeté Plant.

The Company is currently producing gold at its Turmalina and Paciência operations.  During the three months ended December 31, 2009, the Company completed the Phase I expansion of the Turmalina operation on-schedule and on-budget.  The Company’s Caeté Project is currently under its final stage of construction and is expected to be completed during the second quarter of 2010.

Given the proximity of the senior management team headquartered in Belo Horizonte to the Company’s nearby operating assets, significant operating flexibility and oversight of the operations is achieved.  More importantly, the Company benefits from the close proximity of its operations to one another, which produces synergies.  The Company believes few mining companies possess such an advantage.

As of the date of this MD&A, the Company has 1,643 employees.

The Company is listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “JAG”.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

OUTLOOK AND OBJECTIVES

The Company’s production and cash operating cost estimates for 2010 compared to actual for 2009 are shown below.  Estimated cash operating costs for 2010 are based on R$1.75 per $1.00.

	Actual	Actual	Estimated	Estimated
Operation	2009	2009	2010	FY 2010
	Production	Cash Operating Cost	Production	Cash Operating Cost
	(oz)	($/oz)	(oz)	($/oz)

Turmalina	82,070	$424	98,000 - 101,000	$475 - 485
Paciência	66,672	$502	72,000 - 74,000	$540 - 550
Caeté	-	$0	30,000 - 35,000	$590 - 600	*
Sabará	6,360	$680	-	-
Total	155,102	$468	200,000 - 210,000	$515 - 527

* Caeté costs based on development ore during the commissioning phase.

The Company has provided its 2010 quarterly production and grades for its operations as follows:

2010 Estimated Gold Production, By Operation

Operation	Q1 Actual	Q2 Estimate	Q3 Estimate	Q4 Estimate	FY 2010

Turmalina	16,987	23,000	30,500	29,000	98,000 - 101,000
Paciência	14,236	18,250	20,500	20,250	72,000 - 74,000
Caeté*	-	-	16,250	16,250	30,000 - 35,000
Total	31,223	41,250	67,250	65,500	200,000 - 210,000

Note: The FY 2010 represents the range of production for the year whereas quarterly figures represent the target.
          * Caeté Q3/Q4 based on development ore during the commissioning phase.

2010 Estimated Feed Grades, By Operation

Operation	Q1 Actual	Q2 Estimate	Q3 Estimate	Q4 Estimate	FY 2010

Turmalina	4.16	3.85	5.15	5.00	4.57
Paciência	3.32	3.38	3.60	3.60	3.49
Caeté	-	-	3.39	3.39	3.39
Average	3.74	3.63	4.11	4.05	3.93

The Company intends to become a mid-size gold producer with sustainable production of approximately 650,000 ounces of gold per year by 2014.  The Company believes that the development initiatives it has carried out to date, which includes over 50 km of underground development at its properties in Minas Gerais, as well as management’s extensive experience operating in the Iron Quadrangle coupled with the geological characteristics of other gold operations in the district, provides a strong basis that adequate mineral resources exist and additional resources will be identified and developed in the ordinary course to sustain its production targets.  The Company believes the identification of additional gold resources in the normal course to meet its production targets will not be a constraining issue.  The Company’s primary properties remain open at depth and along strike.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company’s objective is to enhance shareholder value by building, expanding and operating low-cost gold mines, by adding resources and reserves at its existing properties and by accretive transactions to add to the Company’s aggressive growth profile.  The Company plans to achieve this objective by completing the development of its Caeté and Gurupi Projects and expanding overall production at its three largest properties.  The Company continues to aggressively explore and develop its resources in Brazil.  The Company has sought to reduce its risk profile and to differentiate itself from other mining companies by developing and expanding several mining operations rather than focusing on one operation.  This multiple-operation strategy will also allow the Company to rapidly grow if exploration confirms additional mineral resources at any of its mines.  Management believes that the Company’s well-developed infrastructure, high grade resource base, experienced personnel and its fully developed health, safety and environment program favorably positions the Company to achieve attractive growth at relatively low risk compared with other gold developers.

The Company believes it now has and will maintain at various levels of production a cost structure that will ensure its competitiveness.  Based on cash on hand and assumptions concerning production costs, foreign exchange rates, forward gold prices and available borrowing capacity, the Company believes internally-generated cash flow from operations will allow it to execute on its plans.  A sensitivity analysis, which addresses deviations from certain base assumptions for feed grade, costs, and other variables, used in the development of various technical reports the Company has previously filed, is provided in the Company’s Annual Information Form for the year ended December 31, 2009, dated March 22, 2010 and available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

PROJECT DEVELOPMENT REVIEW - OPERATIONS AND EXPLORATION

Production

During the three months ended March 31, 2010, the Company produced a total of 31,223 ounces of gold at Turmalina and Paciência at an average cash operating cost of $597 per ounce compared to 32,868 ounces at an average cash operating cost of $409 per ounce during the same period last year (see Non-GAAP Performance Measures).  The Company’s gold production for the three months ended March 31, 2010 decreased 5% from the comparable quarter in 2009.

Cash operating costs for the three months ended March 31, 2010 were significantly impacted by a much stronger R$ in early 2010 compared to the previous year.  The exchange rate for the three months ended March 31, 2010 averaged R$1.80 per $1.00 compared to R$2.32 per $1.00 in the same period last year or approximately 30% higher, which caused an increase in cash operating costs of approximately $120 per ounce.

In addition, cash operating costs and production were slightly impacted by lower grades at Turmalina and downtime related to scheduled maintenance at both Turmalina and Paciência. As a result of lower production, the allocation of fixed costs related to operations also contributed to the increase of costs per ounce during the three months ended March 31, 2010.

The average feed grade for the three months ended March 31, 2010 was 3.74 g/t compared to 4.19 g/t during the three months ended March 31, 2009.  Since the three months ended December 31, 2009, feed grades have been improving slightly and are expected to continue to improve based on the detailed 2010 mine plan.  Feed grades for the remainder of 2010 are expected to average between 3.7 g/t to 4.1 g/t, which includes lower grades into the Caeté Plant during the commissioning phase.

Gold Production and cash operating costs for the three months ended March 31, 2010 were generally on target with the Company’s 2010 plan.  The Company expected the three months ended March 31, 2010 to have the year's lowest production and grade and the highest cash operating costs. The Company's actual cash operating margin of $505 per ounce for the three months ended March 31, 2010 exceeded the Company's expected cash operating margin of $412 per ounce.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Consolidated underground mine development for the three months ended March 31, 2010 totaled 4.5 km, considerably above 2.3 km for the three months ended March 31, 2009.

Production and Operating Performance

The following tables set forth certain operating data at Turmalina and Paciência for the three months ended March 31, 2010 and 2009.

Quarter Ended March 31, 2010 Operating Data

	Ore	Feed	Plant		Cash	Cash
	Processed	grade	Recovery	Production	Operating	Operating
	(t000)	(g/t)	rate (%)	(ounces)	cost/t	cost/ounce

Turmalina	151	4.16	88%	16,987	$62.90	$551
Paciência	148	3.32	93%	14,236	62.80	646
Total	299	3.74	90%	31,223	$62.80	$597

Quarter Ended March 31, 2009 Operating Data

	Ore	Feed	Plant		Cash	Cash
	Processed	grade	Recovery	Production	Operating	Operating
	(t000)	(g/t)	rate (%)	(ounces)	cost/t	cost/ounce

Turmalina	120	5.38	90%	18,770	$55.90	$349
Paciência	155	3.26	91%	14,098	45.30	490
Total	275	4.19	90%	32,868	$49.90	$409

The Company’s operations, project development and exploration during the three months ended March 31, 2010 are described below.

Turmalina
Operations

Turmalina is an underground mine utilizing the “sublevel stoping” and the “cut and fill” mining methods with paste fill.  Ore produced at the Turmalina Mine is transported to the adjacent 1,800 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant, which was expanded during 2009 from its previous operating level of 1,500 tpd.

During the three months ended March 31, 2010, Turmalina produced 16,987 ounces of gold at an average cash operating cost of $551 per ounce compared to 18,770 ounces at an average cash operating cost of $349 per ounce during the three months ended March 31, 2009.  Other than exchange rates, which caused an increase in cash operating costs of $104 per ounce compared to the same period last year, cash operating costs were higher during the three months ended March 31, 2010 due to:  (a) lower grades brought about by higher than planned dilution, (b) distributing fixed operating costs over fewer ounces and (c) costs related to a scheduled 10-day maintenance.

Mine production at Turmalina during the three months ended March 31, 2010 totaled 150,102 tonnes at an average run-of-mine (“ROM”) grade of 4.14 grams per tonne compared to 128,861 tonnes of ore at an average ROM grade of 5.47 grams per tonne during the three months ended March 31, 2009.  Ore processed through the mill during the three months ended March 31, 2010 totaled 150,733 tonnes at an average feed grade of 4.16 grams per tonne compared to 120,173 tonnes at an average feed grade of 5.38 grams per tonne during the three months ended March 31, 2009.  The average plant recovery rate was 88% for the three months compared to 90% in the same period last year.  Mine development for the three months ended March 31, 2010 totaled 1.3 km.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Exploration - Brownfield

Jaguar is currently conducting additional underground exploration as part of the development of Turmalina’s Ore Bodies A, B and C, and Zone D with a goal of increasing resources and reserves and expanding Turmalina’s annual production beyond the current plan of 100,000 ounces.

At Ore Body C and Zone D (the “Satinoco Zone”), additional gold bearing oxide ore has been identified in the weathered rock above the sulfide zone.  The Company is drilling the Satinoco structure to estimate oxide and sulfide mineral resources as well as test the continuity of the mineralization both laterally and at depth.  Mining of these oxide resources commenced during late-2009 and continued during the current quarter.  During the quarter ended March 31, 2010, a total of 1,423 meters of drilling in eight drill holes was completed.  The following table provides available main drill results from Ore Body C and Zone D sulfide zone for the most significant intersections.

Main Drill Results - Ore Body C and Zone D (cut-off > 1.00 g/t)
Target	Hole	Mineralized Intervals
		From (m)	To (m)	Grade (g/t)	Thickness (m)
Ore Body C	FSN-200	17.35	18.35	1.53	1.00
	FSN-204	47.00	48.00	1.08	1.00
	FSN-205	14.70	15.70	3.62	1.00
Zone D	FSN-197	158.50	160.50	3.96	2.00
	FSN-198	173.20	175.20	1.98	2.00
		220.00	224.00	5.00	4.00
	FSN-201	278.50	280.50	1.00	2.00
	FSN-203	165.00	167.00	3.15	2.00
Note: Not all holes represent true width.

Jaguar has also discovered a new target at the Turmalina mining complex, the Fazenda Experimental Target.  Management believes this new structure has significant potential and is unrelated to the mineralized on-strike zone associated with Ore Bodies A, B and C and Zone D.  The Fazenda Experimental Target is located approximately five kilometers from the Turmalina Plant in a structure parallel to the existing ore bodies.  Some limited mining at this target was carried out at shallow depths but it was not significant.  Over the past two years, Jaguar has conducted work in the area, including soil sampling, trenching and 668 meters of drilling in four drill holes.  Drill results confirmed continuity of the mineralization along strike.  The Company is currently re-structuring the geological team for the Fazenda Experimental area and expects to retake activities there within the next few months.

As in the previous quarter, drilling carried out during the quarter ended March 31, 2010 focused on the Faina/Pontal Zone.  A total of 4,587 meters of drilling in 30 drill holes was completed during the quarter with very encouraging preliminary assay results.  The Company expects to provide a resource estimate for the Faina/Pontal Zone consistent with NI 43-101 standards during the second quarter of 2010.

Available new drilling results for the Faina Target are summarized in the table below.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Main Drill Results - Faina Target (cut-off = 1 g/t)
Hole	Mineralized Intervals
	From (m)	To (m)	Grade (g/t)	Thickness (m)
FUH-94	200.70	203.70	4.74	3.00
FUH-96	233.70	235.80	15.00	2.00
	323.50	328.50	3.87	5.00
FUH-98	258.00	261.15	4.30	3.15
FUH-99	102.75	106.00	4.85	3.25
FUH-100	204.00	214.00	3.95	10.00
	274.50	283.50	7.37	9.00
FUH-101	259.00	272.00	3.09	13.00
FUH-103	214.00	226.00	4.49	12.00
FUH-105	53.95	67.60	2.29	13.65
FUH-106	384.70	392.70	6.79	8.00
FUH-107	222.70	229.70	2.36	7.00
	244.90	248.90	3.90	4.00
FUH-108	234.50	252.50	8.73	18.00
FUH-109	29.70	31.70	6.17	2.00
FUH-110	75.70	91.70	7.20	16.00
FUH-111	388.70	396.70	5.02	8.00
Note: Not all holes represent true width.

At the Pontal Target, 17 trenches were opened along the lateral of the old pit to evaluate the remaining oxide resources.  The trenches confirmed the resources, which will be detailed during the second quarter of 2010.  The following table shows the main intersections at the Pontal Target.

Pontal Target - Main Trench Results
Trench Number	Grade (g/t)	Thickness (m)
TPT-001	3.72	2.00
	4.90	2.00
TPT-002	2.09	4.00
TPT-004	1.66	7.00
TPT-005	2.91	2.00
TPT-007	2.40	3.00
TPT-009	2.67	24.00
TPT-010	3.00	2.00
TPT-011	1.02	6.00
TPT-013	2.58	3.00
	2.00	2.00
TPT-015	1.45	17.00

Paciência
Operations

Paciência’s mining complex is composed of three underground mines (Santa Isabel, Palmital and NW1) that utilize the “cut and fill” mining method and a treated tailings backfill system.  Ore produced from these mines is transported to the adjacent 1,800 tpd CIP processing plant (the “Paciência Plant).  The Company is also transporting ore from the Pilar Mine, which is part of the Caeté Project, to the Paciência Plant.

During the three months ended March 31, 2010, Paciência produced 14,236 ounces of gold at an average cash operating cost of $646 per ounce compared to 14,099 ounces at an average cash operating cost of $490 per ounce during the three months ended March 31, 2009.  Cash operating costs were higher for the three months ended March 31, 2010 primarily due to (a) a significantly stronger R$, which caused an increase in cash operating costs of $147 per ounce compared to the same three months in the previous year, (b) mining costs tied to the ramp-up of operations from the NW1 Mine and (c) costs related to a 10-day scheduled maintenance.  These factors offset the higher grades achieved at the Santa Isabel Mine.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Consolidated ore production for the Paciência mining complex during the three months ended March 31, 2010 totaled 161,678 tonnes at an average ROM grade of 3.48 grams per tonne compared to ore production of 149,336 tonnes at an average ROM grade of 3.25 grams per tonne during the three months ended March 31, 2009.  Mine production from the Santa Isabel Mine during the three months ended March 31, 2010 totaled 84,721 tonnes at an average ROM grade of 3.18 grams per tonne compared to 110,663 tonnes of ore at an average ROM grade of 2.86 grams per tonne during the three months ended March 31, 2009.  Mine production from the Pilar Mine during the three months ended March 31, 2010 averaged 41,243 tonnes at an average ROM grade of 3.87 grams per tonne compared to 38,673 tonnes at an average grade of 4.35 grams per tonne in the same period last year.  Mine production from the Palmital Mine during the three months ended March 31, 2010 averaged 17,296 tonnes at an average ROM grade of 4.28 grams per tonne.  Mine production from the NW1 Mine during the three months ended March 31, 2010 averaged 18,418 tonnes at an average ROM grade of 3.20 grams per tonne.  The Palmital and NW1 mines did not produce ore during the three months ended March 31, 2009.

Ore processed through the mill during the three months ended March 31, 2010 totaled 147,847 tonnes with an average feed grade of 3.32 grams per tonne compared to 154,737 tonnes with an average feed grade of 3.26 grams per tonne in the three months ended March 31, 2009.  The Paciência Plant average recovery rate was 93% for the three months ended March 31, 2010 compared to 91% during the same period in 2009.

Mine development at the Santa Isabel Mine totaled 0.9 km, 0.6 km at the NW1 Mine, 0.5 km at the Palmital Mine and 0.6 km at the Pilar Mine during the three months ended March 31, 2010.

Management plans to continue ore shipments to the Paciência Plant from the Pilar Mine throughout the remainder of 2010, albeit at a lower rate later in the year as the new Caeté plant becomes fully operational. Initially the Caeté plant will begin commissioning utilizing development ore which has been stockpiled adjacent to the new plant. This stockpile contains approximately 80,000 tonnes containing an average grade of 3.45 grams per tonne.  Once the operations at Caeté reach “commercial status”, management intends to increase ore production at the Pilar Mine and supply ore to the Caeté Plant to blend with ore from the Roça Grande Mine as well as continue shipping ore to the Paciência Plant.  Gold production at Paciência should be enhanced through this move as sufficient milling and processing capacity exists at the Paciência plant to accommodate increasing ore production from the Santa Isabel Mine, Palmital Mine and NW1 Mine in addition to the ore from Pilar.

Exploration - Brownfield

During the quarter ended March 31, 2010, the Company focused its exploration program at the Paciência mining complex in the following targets: NW1, Conglomerates, SE1 (Chamé), NW3 (Bahú), Rio de Peixe, Quati, Monges and Viana.  The program also included drifts for mine development at the NW1 and Conglomerates targets in an effort to increase the resource base for the Paciência operation.  Jaguar controls other targets along the Paciência Shear Zone, which shows mineralization similar to the Santa Isabel Mine.  These targets are known as Monges, Ajuda, Quati and Viana and are located on the primary shear zone which hosts the Santa Isabel Mine. Jaguar is conducting preliminary exploration program at these targets, including geological mapping, soil and channel sampling. Overall, the grades and mineralization observed at the NW1, SE1, NW3, Monges, Quati and Viana targets are similar to those measured at the Santa Isabel Mine.

The NW1 Mine access ramp, which is 5 meters x 5 meters in size, was completed in early 2008.  A total of 2,393 meters of ramp and drifts have been developed at the NW1 Mine, which is located two kilometers northwest of the Santa Isabel Mine.  This cross cut is expected to intersect the second level of the Santa Isabel Mine during the third quarter of 2010.  A total of 40 underground drill holes totaling 2,391 meters were completed at the NW1 Mine during the quarter ended March 31, 2010.  At the SE1 and NW3 Targets, a total of 33 surface drill holes totaling 6,708 meters were completed during the quarter.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The table below summarizes the recent and most significant results for the NW1 Mine and SE1 and NW3 Targets.

Main Drill Results - NW1 Target
Hole	Mineralized Intervals
	From (m)	To (m)	Grade (g/t)	Thickness (m)
MSS-020	54.25	56.25	2.39	2.00
MSS-022	15.70	17.70	3.02	2.00
	23.70	33.70	6.91	10.00
MSS-023	21.00	23.00	2.95	2.00
MSS-027	6.00	8.00	3.03	2.00
MSS-028	24.10	25.10	4.82	1.00
MSS-030	3.00	4.00	5.80	1.00
	8.00	10.90	2.47	2.90
MSS-031	27.90	29.20	3.80	1.30
MSS-034	24.05	26.50	2.81	2.45
MSS-037	58.15	63.10	5.10	4.95
MSS-038	51.40	53.35	8.66	1.95
MSS-040	48.35	49.35	3.18	1.00
Note: Not all holes represent true width.

Main Drill Results - SE1 Target
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
FPA-71	148.85	151.55	5.42	2.70
FPA-72	146.80	149.30	4.36	2.50
	165.70	171.95	1.10	6.25
FPA-75	98.25	101.00	4.56	2.75
FPA-76	102.70	108.70	1.04	6.00
FPA-79	123.10	127.10	1.21	4.00
FPA-80	84.55	86.55	2.50	2.00
FPA-81	107.50	111.70	5.77	4.20
FPA-82	104.95	108.95	1.67	4.00
Note: Not all holes represent true width.

[The remainder of this page has been left intentionally blank.]

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Main Drill Results - NW3 Target
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
FBA-13	166.50	167.50	4.32	1.00
FBA-14	132.00	137.75	2.26	5.75
FBA-16	137.00	139.00	10.32	2.00
FBA-17	145.50	150.00	1.40	4.50
FBA-18	6.40	11.60	2.33	5.20
FBA-23	126.75	131.75	1.70	5.00
	135.60	140.75	2.67	5.15
FBA-24	93.60	97.50	1.97	3.90
	156.50	158.90	12.22	2.40
FBA-26	115.50	125.50	6.83	10.00
FBA-27	43.35	44.50	3.38	1.15
FBA-30	171.80	174.80	4.90	3.00
FBA-41	13.05	16.05	2.96	3.00
	18.05	20.30	3.70	2.25
Note: Not all holes represent true width.

The Jatobá Target is located some 800 meters southeast of the NW3 Target.  The Jatobá Target is of great interest given the historical surface mining which has taken place above the identified structure.  Despite the surface disruption, channel sampling yielded results ranging between 1.00 grams per tonne and 9.00 grams per tonne over the mass of microcrystalline quartz, which is compatible with the mineralization of the trend.  The soil sampling grid that covers this area revealed several anomalies, indicating the existence of other mineralized levels that could potentially be surface mined.

During the quarter ended March 31, 2010, the Company initiated a detailed exploration program at the Jatobá Target, which includes trenching and diamond drilling, with the goal of estimating mineral resources.  Encouraging drilling and trenching intersections have been obtained to date.

At the Palmital Mine, the Company continues with underground development and it has started to build the portal and ramp to the Ouro Fino Target.  During the third quarter of 2010, the Ouro Fino Target will be accessed from the Palmital Mine ramp.  A 80 kg ore sample was collected from the Ouro Fino drift for test work at the Paciência Plant.

At the Quati Target, two 500-m parallel zones were defined that had been intensively mined by slaves.  Grades up to 1.3 grams per tonne were obtained in the walls of the old digs.  At the Viana Target, channel sampling at outcrops returned grades of 1.24 grams per tonne at 6.20 meters, 1.64 grams per tonne at 4.05 meters and 1.40 grams per tonne at 1.65 meters, including individual grades up to 7 grams per tonne.

Two additional targets in the Paciência concession base where Jaguar is active include the Banded Iron Formation (“BIF”) North Target and the Urubu Target.  Both targets are part of the Rio de Peixe property, which is located approximately 25 kilometers from the Paciência Plant.

At the Rio de Peixe property, field activities were concentrated on the Urubu and Mata dos Trovões targets, where intensive hydrothermal rocks that host silicification, weathered sulfide and gold occur.  New trenching carried out at the Urubu Target showed gold intersection of 9 meters containing 4 grams per tonne.  Soil geochemistry at the Mata dos Trovões Target defined a round anomaly with 120-meter diameter with encouraging grades.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Caeté Project
Development

Construction of the Company’s new Caeté Project is nearly completed, on-schedule and on-budget on a local currency basis (R$).  All permits, licenses and power contracts necessary for mine development and construction have been received.  The processing facilities include crushing and grinding plants followed by a gravity separation circuit, a flotation plant (10% mass recovery and 90% gold recovery), whose concentrate feeds a leaching and CIP-ADR (carbon-in-pulp adsorption/desorption/recovery) plant, after a regrinding circuit.  Cyanidation of only about 10% of the total mill feed mass will be required, therefore minimizing environmental costs.  The new Caeté Plant will process the sulfide ore from the Company’s Pilar and Roça Grande Mines and other nearby targets.  The Company intends to use a combination of “cut and fill” and “selective stoping” methods at both mines, which incorporates a treated tailings backfill system.

As of the date of this MD&A, May 11, 2010, the crushing and milling circuit has been placed into service and commissioning of the CIP-ADR circuit is expected during the second half of May.  Initial gold production is expected to commence during Q3 2010 and commercial operations are expected by Q4 2010.

Mine development at the Roça Grande Mine is complete and the Pilar Mine is developed and producing ore.  In December 2008, the Company began transporting ore by truck from the Pilar Mine to the Paciência processing plant to supplement the ore being supplied from Paciência’s Santa Isabel Mine.  The Company expects to continue this practice throughout the remainder of 2010, as noted in the previous section detailing Paciência’s operations.

Exploration - Brownfield

As part of the Company’s effort to identify and add to its gold resource base at the Caeté Project, 75,000 meters of additional drilling is planned over the next few years on targets near the Caeté regional processing plant, including the Catita II, Serra Paraíso, Boa Vista, Lavra Velha and Carranca targets.

The Company completed a preliminary resource estimate for the Catita II Target.  Given the positive results, Jaguar decided to continue the drilling program during 2010 to further increase resources.  The mineralization is open laterally and at depth.

At the Serra Paraíso area, the Company completed a drill program to evaluate the refractory sulfide ore.  Drill results from several holes confirm the continuity of the mineralization to at least 200 meters from the oxide mining pit.  The sulfide resource estimate process began in 2010.  Management believes this is a mid-range target not likely to be developed in the next three years.

The Boa Vista Target is located 20 kilometers from the Caeté Project.  During the quarter ended March 31, 2010, the Company initiated preliminary drilling at Boa Vista 2 and 3 targets.  A total of 11 drill holes totaling 479 meters have been completed with no results available as of yet.

At the Água de Sapo Target, trenching results were encouraging.  As a result, the Company has decided to start a short-hole drill program to evaluate the oxide potential.  During the quarter ended March 31, 2010, a total of 27 drill holes totaling 754 meters were drilled.  The table below shows the most significant intersections.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Main Drill Results - Água de Sapo Target
Hole	From	To	Grade	Thick.
FAS-001	26.05	26.85	4.58	0.80
	26.85	27.75		Old Drift (0.90 m)
FAS-003	24.00	26.30		Old Drift (2.30 m)
FAS-004	23.90	25.40		Old Drift (1.50 m)
FAS-005	28.60	29.40	9.97	0.80
FAS-006	28.40	31.45		Old Drift (3.05 m)
FAS-011	45.95	46.55	2.72	0.60
	46.50	47.75		Old Drift (1.25 m)
FAS-013	59.30	60.60	2.27	1.30
FAS-014	65.30	66.60	6.37	1.30
FAS-015	65.90	67.80	3.18	1.90
FAS-016	42.80	45.05	2.18	2.25
FAS-018	37.95	38.60	54.25	0.65
FAS-021	39.05	40.20	3.16	1.15
FAS-023	41.00	43.00		Old Drift (2.00 m)
FAS-024	30.54	34.15		Old Drift (3.61 m)
FAS-025	33.90	34.80	3.27	0.90
FAS-027	8.10	10.70		Old Drift (2.60 m)
Note: Not all holes represent true width.

In the Carrancas Target, reconnaissance and drilling of old underground workings (galleries) is taking place.  Over 100 galleries have been identified in the area, several of which show evidence of past gold mining.  The mineralization occurs in BIF lenses with thicknesses generally less than one meter and grades between 1 gram per tonne to 4 grams per tonne with some samples showing up to 40 grams per tonne.  The Company plans to begin drilling at Carrancas Target during the second half of 2010.

Gurupi Project

In December 2009, the Company acquired the Gurupi Project from Kinross.  The Gurupi Project is a gold project located in the state of Maranhão, Brazil.  Kinross also granted a right of first refusal to the Company on an adjacent exploration property.

No commercial production of gold has taken place on the Gurupi property.  In 2005, AMEC Americas Limited (“AMEC”) completed a feasibility study for Kinross, which yielded measured and indicated gold resources of 35,884,000 tonnes at an average grade of 1.35 grams per tonne totaling 1,559,800 ounces.

On December 7, 2009, Jaguar filed on SEDAR a NI 43-101 compliant statement of resources technical report on the Gurupi Project.  The technical report was prepared by Pincock Allen & Holt (“PAH”) and stated measured and indicated gold resources of 70,159,952 tonnes at an average grade of 1.12 grams per tonne totaling 2,516,326 ounces and inferred gold resources of 18,821,168 tonnes at an average grade of 1.02 per tonne totaling 618,595 ounces.

On May 11, 2010, the date of this MD&A, the Company announced the summary of a pre-feasibility study conducted by AMEC for the Gurupi Project.  The AMEC technical report, which assumes an average gold price of $950 per ounce and a cut-off grade of 0.3 grams per tonne of gold, registers an estimate of 65,374,000 tonnes of indicated mineral resources at an average grade of 1.14 grams per tonne totaling 2,392,000 ounces.  Probable gold reserves are estimated at 63,387,000 tonnes at an average grade of 1.14 grams per tonne totaling 2,322,000 ounces.  The AMEC NI 43-101 compliant technical report has been filed on SEDAR.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Project Summary*:
Mill Feed Grade:	1.10 g/t Au
Mining Rate:	5.0 million tonnes per year average life-of-mine
Process Recovery:	89.7%
Annual Average Production:	154,000 ounces of gold per year
Mine Life:	13 years
Start Production:	2013
Capital Cost:	Pre-operational: $224.6 million
Life-of-mine: $289.4 million
Average Cash Cost:	$519 per ounce of gold
Assumed Exchange Rate:	R$1.85 equals $1.00
Pre-tax IRR Gold at US$950/oz:	25.0%
Cumulative Cash Flow:	$497.4 million after tax
Payback:	3.7 years

*AMEC’s pre-feasibility study “Base Case” assumes $885 per ounce.  See the technical report as filed on SEDAR for complete details including financial sensitivities, which includes the information presented above.

The Company is proceeding with the permitting and licensing of the Gurupi Project based on the technical report as prepared by AMEC.  Jaguar’s team has developed a preliminary internal study, which has been reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC (“TechnoMine”).  The study is a continuation of AMEC’s pre-feasibility study, i.e., the foundation of the feasibility study that will be carried out during 2010.

The study is underway and addresses the following:

a.	The possible inclusion of High Pressure Grinding Rolls (“HPGR”) replacing SAG milling and Intensive Gravity technology into the overall process design, which the Company continues to evaluate and;

b.
Developing the Gurupi Project in two phases: initially producing 3.6 million tonnes per year of ROM in Phase 1 for 3.5 years and increasing the mine output to the average 5.0 million tonnes per year.  Phase 2, which is the life-of-mine average assumed in the pre- feasibility study.

The two-phase approach in the development of the Gurupi Project addressed in the internal study is estimated to reduce the initial pre-operational capital to $156.3 million; lower annual gold production to 118,000 ounces per year; increase cash operating costs to $555 per ounce, and generate a project with a 28% after tax internal rate of return and a net present value of $409 million.  The payback period would be 2.4 years under this approach, that would allow the Company to generate the cash it believes would be necessary for the Phase 2 expansion to the 5.0 million tonne per year rate assumed in the pre-feasibility study.

The mineral resource estimates disclosed in this MD&A in connection with the Gurupi Project were reviewed by Jeremy L. Clark and Barton G. Stone, C.P.G. of PAH. Mr. Clark and Mr. Stone both serve as Jaguar's independent Qualified Persons in accordance with NI 43-101.  The QP for the Gurupi Project’s mineral reserves is Douglas Chapman, P.E., an AMEC employee and is considered an independent QP in accordance with NI 43-101.  The process route upgrade and the preliminary economic analysis as part of the internal study by Jaguar is underway and has been reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of TechnoMine.  Mr. Machado serves as Jaguar's independent QP in accordance with NI 43-101.

Sabará
During the three months ended March 31, 2010, the Company continued to leave the Sabará operation idle.  No ore was produced or shipped to the plant during the quarter. The Company continues to evaluate the strategic alternatives for this idled operation, including a possible sale of the assets to a third party.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Pedra Branca Project
Exploration - Greenfield

In March 2007, Jaguar entered into a joint venture agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil.  The Pedra Branca Project has mineral rights to concessions totaling approximately 186,600 acres in a 65-kilometer shear zone.  The concessions are located in and around municipal areas with good infrastructure.

Xstrata carried out a preliminary exploration program that covered only 25 kilometers of the shear zone.  The program identified 10 kilometers of soil anomalies, including two large anomalies referred to as Coelho and Mirador Targets.  For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

Jaguar is currently conducting a comprehensive exploration program at the Pedra Branca Project, including extensive geological mapping, drainage and soil geochemistry, detailing of zones with anomalies, trenching and diamond drilling.  During 2007 and 2008, Jaguar completed an exploration drill program to test the continuity of the mineralization at depth and laterally.  To-date, 101 drill holes totaling 9,885 meters have been completed.  The Company has carried out geological reconnaissance in the concession area, trenching and soil geochemistry in preparation for further drilling.  The Company also initiated preliminary resource estimate work for the Mirador, Coelho and Queimada Targets.  Resource estimates consistent with NI 43-101 standards are planned to be completed in 2010.

During the quarter ended March 31, 2010, the Company continued its trenching plan covering all the soil anomalies that show grades over 0.2 grams per tonne in the defined targets.  A new target, known as the Igrejinha Target, was identified in the region where the Queimada Target is located. The best intersection obtained by the Company in the area was 1 meter at 23.9 grams per tonne.  The area is being covered by a 400 m x 20 m grid soil and trenches.

The Company has received initial trenching results from the Mirador Target.  The table below shows the most significants results.

Trench Number	From (m)	To (m)	Grade (g/t)	Interval (m)
TRM-04	35.80	51.60	1.35	15.80
TRM-05	80.40	85.60	2.01	5.20
TRM-07	144.10	146.30	1,18	2.20
TRM-08	12.00	15.00	2.52	3.00
TRM-20	67.30	73.40	0.88	6.10

Below is a summary of the activities carried out during the quarter ended March 31, 2010 at the Pedra Branca Project.

Activity
	m	samples
Stream sediment sampling		110
Soil sampling	25,150	992
Rock sampling / Chip		107
Trenching	4,330	2,539

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The drill results disclosed in this MD&A were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of TechnoMine.  Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101.  SGS Geosol Laboratories of Belo Horizonte, Minas Gerais provided independent sample preparation and assay services, using standard industry practices.  There has not been sufficient exploration to define a mineral resource based on these drill results and it is uncertain if further exploration will result in mineral resources.

FINANCIAL REVIEW

During the three months ended March 31, 2010, the market price of gold (London PM Fix) traded in a range of $1,058 to $1,153, and averaged $1,110.  This was approximately 22% higher than the average price for the three months ended March 31, 2009.  Gold prices were highly volatile during the three months ended March 31, 2010.  Gold has continued to be influenced by interest rates, uncertainty in the credit and financial markets, investment and physical demand and inflation expectations.  A 10% change in the average market price of gold during the three months ended March 31, 2010 would have changed the Company’s income before income taxes by approximately $4.1 million.

The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).  The average rates of exchange for the Cdn.$ per US$1.00 for the three months ended March 31, 2010 and the three months ended March 31, 2009 were 1.04 and 1.25 respectively.  The average rates of exchange for the R$ per US$1.00 for the three months ended March 31, 2010 and the three months ended March 31, 2009 were 1.80 and 2.32 respectively.  While the Company’s costs were negatively impacted during the first three months as a result of the strengthening of the R$ relative to the US$, the Company’s treasury management program resulted in a significant foreign exchange benefit to offset the increase in cash operating costs.  A 10% change in the average R$ exchange rate during the three months ended March 31, 2010 would have changed operating income by approximately $6.8 million.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Three Months Ended
(unaudited)	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
($ in 000s, except per share amounts)	2010	2009	2009	2009	2009	2008	2008	2008

Net sales	$40,670	$39,497	$35,165	$32,786	$33,285	$27,874	$25,799	$21,187
Net income (loss)	(4,605)	(29,381)	6,906	9,724	4,758	(3,443)	(1,301)	(351)
Basic and diluted income (loss) per share	(0.05)	(0.36)	0.09	0.12	0.07	(0.05)	(0.02)	(0.01)

Net sales over the periods shown above generally trended higher due to both an increase in ounces of gold sold and an increase in the average realized gold price.

Summary of Key Operating Results

	Three Months Ended
	March 31
	2010	2009
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$40,670	$33,285
Ounces sold	36,888	35,879
Average sales price $ / ounce	1,102	928
Gross profit	7,370	11,292
Net income (loss)	(4,605)	4,758
Basic income (loss) per share	(0.05)	0.07
Diluted income (loss) per share	(0.05)	0.07
Weighted avg. # of shares outstanding - basic	83,995,337	68,621,449
Weighted avg. # of shares outstanding - diluted	83,995,337	69,779,608

Three months ended March 31, 2010 compared to March 31, 2009

Sales in the three months ended March 31, 2010 increased $7.4 million or 22% from the three months ended March 31, 2009, primarily due to an increase in ounces of gold sold and increase in the average realized gold price.  The number of ounces of gold sold increased 4% to 36,888 ounces in the three months ended March 31, 2010 compared to 35,879 ounces in the three months ended March 31, 2009.  The average realized gold price increased to $1,102 per ounce from $928 per ounce in the same quarter last year.

Gross profit for the three months ended March 31, 2010 decreased to $7.4 million from $11.3 million for the three months ended March 31, 2009. The Company recognized a net loss of $4.6 million for the three months ended March 31, 2010 and net income of $4.8 million for the three months ended March 31, 2009. Production costs for the three months ended March 31, 2010 were significantly impacted by a much stronger R$ in early-2010 compared to the previous year.  The exchange rate for the three months ended March 31, 2010 averaged R$1.80 per $1.00 compared to R$2.32 per $1.00 in the same period last year or approximately 30% higher, which caused an increase in cash operating costs of approximately $120 per ounce. In addition, production costs were slightly impacted by lower grades at Turmalina and downtime related to scheduled maintenance at both Turmalina and Paciência.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Review of Certain Operating Expenses and Other Income and Expenses

	Three Months Ended
	March 31
	2010	2009
(unaudited)
($ in 000s)
Stock based compensation	$54	$1,021
Administration	4,297	3,761
Forward fx derivative (gain) loss	253	(287)
Foreign exchange (gain) loss	489	(2,578)
Interest expense	3,982	2,214
Interest income	(1,361)	(499)

Stock based compensation expense varies depending upon when stock options, deferred share units, restricted share units, and stock appreciation rights vest and Jaguar’s share price. The 2010 stock based compensation expense (recovery) includes $(154,000) for DSUs, $391,000 for RSUs, $(229,000) for SARs and $46,000 for stock options.

Administrative costs increased from $3.8 million during the three months ended March 31, 2009 to $4.3 million during the three months ended March 31, 2010. Administration costs include legal, accounting, costs to maintain offices and required personnel and costs associated with being a publicly-traded company. Administration costs rose from a year ago primarily as a result of the increase in the R$ against the U.S. dollar. This factor alone accounted for 80% of the increase in the year-over-year change in administration costs. Additionally, the employee compensation program was recognized during the three months ended March 31, 2010 and costs to implement forthcoming International Financial Reporting Standards (“IFRS”) were also recognized in Q1 2010 contributing to the increase in administration costs.  Given the Company’s development stage, administration costs are on-track with other South American gold producers on a unit of production basis and are viewed by management as appropriate to achieve the Company’s growth targets.

The Company recognized an unrealized loss of $699,000 for the three months ended March 31, 2010 versus an unrealized gain of $1.5 million for the three months ended March 31, 2009 on forward foreign exchange contracts used to manage currency exposure on the R$.  The Company also recognized a realized gain of $446,000 for the three months ended March 31, 2010 versus a realized loss of $1.3 million for the three months ended March 31, 2009 on forward foreign exchange contracts.  (See Risk Management Policies - Hedging).

A foreign exchange loss of $489,000 was recognized during the three months ended March 31, 2010 versus a gain of $2.6 million during the three months ended March 31, 2009 primarily due to volatility of the R$ and Cdn.$.  During the three months ended March 31, 2010, foreign exchange losses were incurred primarily due to prepaid taxes recoverable from the Brazilian tax authorities. The foreign exchange losses were offset by foreign exchange gains on cash on hand held in Brazil and Canada. The foreign exchange gains and losses are due to changes in the R$ and Cdn.$ versus the US$.

Interest expense increased from $2.2 million during the three months ended March 31, 2009 to $4.0 million during the three months ended March 31, 2010.  During September 2009, the Company issued $165 million of 4.5% unsecured convertible notes which bear interest at a rate of 4.5% per annum, payable semi-monthly in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and mature on November 1, 2014.  The three months ended March 31, 2010 includes $1.9 million of accrued interest plus $2.0 million of amortization for the convertible notes. (See Cash Flow Highlights)

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Interest income increased from $499,000 during the three months ended March 31, 2009 to $1.4 million during the three months ended March 31, 2010.  Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights
($ in 000s)

	Three Months Ended
	March 31
	2010	2009

Operating activities	$11,219	$5,977
Financing activities	4,339	63,113
Investing activities	(42,741)	(5,564)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	980	605
Increase (decrease) in cash for the period	(26,203)	64,131
Beginning cash balance	121,256	20,560
Ending cash balance1	$95,053	$84,691
1Cash balance excludes $0.9 million and $3.1 million of restricted cash on March 31, 2010 and March 31, 2009, respectively.

At March 31, 2010 and December 31, 2009, the Company had cash and cash equivalents of $95.1 million and $121.3 million, respectively.

Cash flow from operating activities generated $11.2 million of cash during the three months ended March 31, 2010 versus $6.0 million generated during the three months ended March 31, 2009.

Cash flow from financing activities generated $4.3 million of cash during the three months ended March 31, 2010 and $63.1 million during the three months ended March 31, 2009.  The Company entered a secured credit facility during the three months ended March 31, 2010 and $3.6 million was outstanding as of March 31, 2010. The equipment loan bears interest at 6% per annum and is repayable over 36 months.  On March 2, 2009, the Company completed an equity financing underwritten by a syndicate of investment banks and issued 13,915,000 common shares at Cdn.$6.20 per share for gross proceeds of Cdn.$86.3 million ($66.9 million).

Investing activities consumed $42.7 million of cash during the three months ended March 31, 2010 versus $5.6 million for the three months ended March 31, 2009. The funds were primarily used for the build-out of the Caeté Project as well as underground development at other operations.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $980,000 gain during the three months ended March 31, 2010 compared to a $605,000 gain for the three months ended March 31, 2009. This reflects the changes of the R$ and Cdn.$ versus the US$ during the respective periods.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Cash Requirements - 2010 Capital Spending Program
($ in 000s)

	Three Months	Remainder of	Estimate for
	Ended March 31,	2010	2010
	2010

Turmalina	$8,924	$11,860	$20,784
Paciência	5,635	46,720	52,355
Caeté	21,328	37,868	59,196
Gurupi project	578	5,514	6,092
Other Spending1	465	7,223	7,688
Total capital spending	$36,930	$109,185	$146,115

1 Includes construction of the central spare parts room, purchase of maintenance equipment, other improvements, replacements and operating management office facility spending.

Note: Estimate for 2010 based on an assumed exchange rate of R$1.75 = $1.00.

The Company believes that its cash held in accounts, cash flow generated by operations and other identified sources of capital is sufficient to finance its operations and expansion plans for the foreseeable future.

Total Capital Spending during the Period
($ in 000s)

Three Months
Ended March 31,
2010

Capital spending - excluding exploration	$34,593
Capital spending - exploration	2,337
Total capital spending	$36,930

Amount paid in cash	36,930
Amount financed	-
Total capital spending	$36,930

The Company has identified four primary uses of capital during 2010.  These include:

(a)	mine development and processing capacity for Caeté Project
(b)	exploration at brownfield properties in the Iron Quadrangle
(c)	Gurupi exploration
(d)	sustaining capital to maintain existing operations

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Contractual Obligations

The Company’s contractual obligations as at March 31, 2010 are summarized as follows ($ in 000s):

	Less than 1	1 - 3 years	3 - 5 years	More than	Total
	year			5 years

Contractual Obligations
Notes Payable
Principal	$6,733	$9,493	$165,000	$-	$181,226
Interest	8,701	15,075	14,850	-	38,626
Operating Lease Agreements	200	-	-	-	200
Management Agreements1
Operations	912	446	-	-	1,358
Suppliers Agreements
Mine Operations2	1,795	-	-	-	1,795
Drilling3	539	-	-	-	539
Asset Retirement Obligations4	539	804	465	15,762	17,570
Total	$19,419	$25,818	$180,315	$15,762	$241,314

1 The term of the management agreements are one to two years. (See Note 8(a) to the Company’s quarterly financial statements for the quarters ended March 31, 2010 and 2009.)
2 The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.
3 The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
4 The asset retirement obligations are not adjusted for inflation and are not discounted.

Balance Sheet Highlights
($ in 000s)

	March 31	December 31
	2010	2009

Current assets	$154,686	$178,572
Long term assets	404,071	372,023
Total assets	$558,757	$550,595

Current liabilities	$50,634	$44,409
Long term liabilities	165,252	160,290
Total liabilities	$215,886	$204,699

Working capital decreased $30.1 million from $134.2 million at December 31, 2009 to $104.1 million at March 31, 2010.  During September 2009, the Company sold 4.50% senior convertible notes due in 2014 for gross proceeds of $165 million.  (See Financial Condition, Cash Flow, Liquidity and Capital Resources) The Company purchased its outstanding 10.5% Secured Notes due March 23, 2012 during November 2009.  (See Cash Flow Highlights) During the three months ended March 31, 2010, the Company paid $36.9 million for capital investments. (See Total Capital Spending during the Period)

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Risk Management Policies - Hedging

Forward Foreign Exchange Contracts - Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies.  The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at March 31, 2010, the Company has forward foreign exchange contracts to purchase R$ at weighted average of R$1.87 = $1.00 as follows:

Settlement Date	Amount in	Settlement amount in
	thousands of US$	thousands of R$

30-Apr-10	$1,000	R$	1,932
30-Apr-10	2,000		3,902
28-May-10	2,000		3,920
28-May-10	1,000		1,825
30-Jun-10	1,000		1,837
30-Jun-10	1,000		1,843
30-Jun-10	1,000		1,845
30-Jul-10	1,000		1,858
30-Jul-10	1,000		1,829
30-Jul-10	1,000		1,832
30-Jul-10	1,000		1,845
30-Jul-10	1,000		1,849
31-Aug-10	1,000		1,843
31-Aug-10	1,000		1,845
31-Aug-10	1,000		1,858
31-Aug-10	1,000		1,861
30-Sep-10	1,000		1,856
30-Sep-10	1,000		1,859
30-Sep-10	1,000		1,871
30-Sep-10	1,000		1,874
	$22,000	R$	41,184

The statement of operations includes the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended
	March 31
	2010	2009

Unrealized (gain) loss	$699	$(1,541)
Realized (gain) loss	(446)	1,254
Total	$253	$(287)

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.  The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing adverse changes in the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments.  The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

INCOME TAXES

The Company recorded an income tax expense of $2.2 million for the three months ended March 31, 2010.  This compares to an income tax expense of $440,000 for the three months ended March 31, 2009.  The current income tax provision reflects a current income tax expense of $2.4 million and a future income tax recovery of $159,000.  This compares to a current income tax of $440,000 and a future income tax expense of $nil for the three months ended March 31, 2009. The income tax expense reflects the current taxes incurred in Brazil.  The Company has net operating losses (“NOLs”) which can be applied to future periods.  The expense will be reduced by the recognition of NOL tax losses available to be used against future income taxes payable in Brazil.

The consolidated balance sheet reflects a current tax liability of $16.4 million at March 31, 2010 and $15.6 million at December 31, 2009; and a future tax liability of $11.5 million at March 31, 2010 and $11.8 million at December 31, 2009.

The Company has approximately $40.7 million of tax losses available for carry forward in Canada and $33.8 million of tax losses available for carry forward in Brazil.

RELATED PARTY TRANSACTIONS

The Company incurred management fees of $339,000 for the three months ended March 31, 2010 (three months ended March 31, 2009 - $525,000) from IMS Engenharia Mineral Ltda. (“IMSE”), a company held by several officers of the Company, which provides operating services to the Company’s Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.  The Company entered into a service agreement with IMSE to render senior management services.  The agreement will expire on December 31, 2011.

The Company incurred occupancy fees of $45,000 for the three months ended March 31, 2010 (three months ended March 31, 2009 - $45,000) to Brazilian Resources, Inc. (“BZI”), a founding and current shareholder, for use of administrative offices.  As at March 31, 2010 prepaid expenses and sundry assets includes $114,000 from BZI relating to leasehold improvements paid by the Company (December 31, 2009 - $126,000).

The Company also incurred consulting fees and administrative service charges of $33,000 from BZI for the three months ended March 31, 2010 (three months ended March 31, 2009 - $144,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at March 31, 2010 accounts payable and accrued liabilities includes $13,000 due to BZI (December 31, 2009 - $58,000).

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda (“PML”) whereby it exchanged a loan receivable from PML for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for the expected life of the project. The NSR was recorded at the carrying amount of the receivable from PML, plus accrued interest through March 20, 2006. PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.  On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil. The court approved the judicial restructuring plan as filed in mid-April, 2010.  At this time the financial impact of the NSR due under the PML agreement on Jaguar is indeterminate.  Prior to the filing, the primary shareholder of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.  As at March 31, 2010 the amount of the obligation is approximately $1.0 million.

The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of $R378,000 ($212,000), which will mature on December 31, 2011.  As at March 31, 2010, prepaid expenses and sundry assets include $212,000 receivable from BW Mineração, a wholly owned subsidiary of BZI.  (December 31, 2009 - $217,000).

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of asset and liabilities as well as revenues and expenses.  The Company’s accounting policies are described in Note 2 to its consolidated financial statements for the year ended December 31, 2009.  The Company’s accounting policies relating to work-in-progress inventory valuation and amortization of property, plant and equipment, mineral exploration projects, and site reclamation and closure accruals are critical accounting estimates that are subject to assumptions regarding reserves, recoveries, future gold prices and future mining activities.

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value.  Production costs include labor, benefits, material and other product costs.  These costs are charged to earnings and are included in cost of sales.  The assumptions used in the impairment assessment of gold in process inventories include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

In addition, GAAP requires the Company to consider, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, property, plant and equipment.  For producing properties, this assessment is based on expected future cash flows to be generated from the location.  For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral exploration projects, property, plant and equipment, which would reduce the Company’s earnings and net assets.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful life.  The Company recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred.  A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

The Company’s mining properties are depleted and depreciated on a unit-of-production basis, which bases its calculations on the expected amount of recoverable reserves.  If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its mining properties and to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Other than the changes in accounting policies noted below, the interim consolidated financial statements of the Company follow the same accounting policies and methods of the application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian GAAP for annual financial statements and, accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a)	Accounting Principles Issued but not yet Implemented:

(i)	Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted.  This pronouncement further aligns Canadian GAAP with US GAAP and International financial Reporting Standards (“IFRS”) and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

(ii)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of these recommendations is permitted.  These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated balance sheet within shareholders’ equity but separate from the parent’s entity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income.  In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parents and the interest of the non-controlling owners.  The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

(iii)	Financial instruments - recognition and measurement:

On July 1, 2009 the CICA amended Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument and the amendment is effective for fiscal years beginning on or after January 1, 2011.  The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

On February 13, 2008, the CICA Accounting Standards Board (AcSB) confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010.  The objective is to improve financial reporting by having one single set of accounting standards that are comparable with other entities on an international basis.

The Company commenced its IFRS conversion project during 2008 and established a formal project governance structure to monitor the progress and critical decisions to IFRS.  Regular reporting is provided by the project team to the Audit Committee of the Board of Directors.

The Company’s conversion plan is comprehensive and consists of four phases: preliminary study, evaluation, development, and implementation.

The preliminary study involved a high level review of the major differences between current Canadian GAAP and IFRS as related to the Company’s accounting policies.

The Evaluation and Development phases involve the development of a detailed project plan, the completion of site visits, the completion of analyses of the differences between the Company’s accounting policies and IFRS to provide a basis for accounting policy recommendations, the establishment of an IFRS Policy Committee, impact analysis of IT systems, development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, the assessment of the impact of accounting and other business process changes on internal controls, the review of compensation plans, debt agreements and other contractual arrangements, and the delivery of detailed IFRS training to key finance and other personnel.

The Implementation phase involves the implementation of changes to our information systems and business processes as identified through the evaluation and development phases of the changeover plan.  Significant implementation phase milestones will include the development of IFRS compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations to Canadian GAAP.  The implementation phase will culminate in the preparation of our financial reporting under IFRS beginning in 2011.

The Company completed the preliminary study phase of the project which involved a high level review of the major difference between Canadian GAAP and IFRS as it related to the Company’s accounting policies, and expects to complete the final stages of the evaluation and development phases in the first half of 2010.  Updates regarding the progress of the IFRS changeover project are provided to the Company’s audit committee on a quarterly basis.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company has identified the areas noted below as those expected to have the most significant impact on our financial statements.  These areas do not represent a complete list of expected changes.  As the Company continues its evaluation and development and implementation phases, and as changes to Canadian GAAP and IFRS standards may occur prior to the changeover date, the differences and impacts described below may be subject to change.

The Company performed the evaluation and assessment of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS1”) with the purpose of selecting optional exemptions allowed to the Company upon transition to IFRS.  IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions.  The Company expects to elect the following optional exemptions which may have significant impact on the Company’s results:

to apply IFRS 3 Business Combinations prospectively from January 1, 2010 (the “Transition Date”);

to apply the borrowing cost exemption and apply IAS 23 Borrowing Costs prospectively from the Transition Date;

other available exemptions continue to be evaluated including the exemption related to decommissioning liabilities (asset retirement obligations).

Property, plant and equipment - Separate accounting for components of property, plant and equipment is applied more broadly under IFRS.  Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

Impairment of property, plant and equipment - Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values.  Under IFRS, IAS 36 Impairment of assets (“IAS 36”) requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying amount.  The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount.  The difference in testing and determining an impairment may result in more frequent charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IAS 36 also requires the reversal of any impairment losses where circumstances requiring the impairment charge have been changed and reversed.  Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

Exploration and evaluation - IFRS 6, Exploration for and Evaluation of Mineral Resources, allows an entity to either develop a new policy for exploration and evaluation expenditures consistent with IFRS requirements or continue to follow the Company’s existing policy.

Other accounting policies - The Company continues to evaluate the impact of IFRS adoption on other areas, such as the accounting for income taxes and decommissioning liabilities (asset retirement obligations).

The Company continues to monitor standards development as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the company’s reported financial position and results of operations.  As the Company is still in the evaluation and development phases and has not yet selected all of its account policy choices and IFRS 1 exemptions, the Company is unable to quantify the impact of IFRS on its financial statements.  The areas of significance identified above are based on available information and the Company’s expectations as of the date of this report and thus, are subject to change with new facts and circumstances as they arise.  The project team has developed a detailed IFRS transition plan and began to highlight certain key activities to provide insights into the IFRS project.

Given the progress of the project and outcomes identified, the Company could change its intentions between the time of communicating these key milestones and the changeover date.  Further, changes in regulation or economic conditions at the time of the changeover or throughout the project could result in changes to the transition plan being different from those communicated.  The Company will continue to assess the impact of adopting IFRS and will update its MD&A disclosures quarterly to report on the progress of its IFRS changeover plan.

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures Cash Operating Cost per tonne processed, Cash Operating Cost per ounce processed and Cash Operating Margin per ounce of gold in this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (1) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (2) the trend in costs as the mine matures and, (3) an internal benchmark of performance to allow for comparison against other mines.  The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Cash Operating Margin per oz of gold	Three Months Ended March 31, 2010

Average sales price per oz of gold	$1,102
less
Cost per oz of gold produced	597
equals
Cash operating margin per oz of gold	$505

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per tonne processed	Three Months
Ended March
31, 2010

Production costs per statement of operations1	$21,716,000
Change in inventory 2	(2,939,000)
Operational cost of gold produced 3	18,777,000
divided by
Tonnes processed	299,000
equals
Cost per tonne processed	$62.80

Turmalina Cash Operating Cost per tonne processed	Three Months
Ended March
31, 2010

Production costs	$11,549,000
Change in inventory 2	(2,061,000)
Operational cost of gold produced 3	9,488,000
divided by
Tonnes processed	151,000
equals
Cost per tonne processed	$62.90

Paciência Cash Operating Cost per tonne processed	Three Months
Ended March
31, 2010

Production costs	$10,167,000
Change in inventory 2	(878,000)
Operational cost of gold produced 3	9,289,000
divided by
Tonnes processed	148,000
equals
Cost per tonne processed	$62.80

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per oz of gold produced	Three Months
Ended March
31, 2010

Production costs per statement of operations1	$21,716,000
Change in inventory 2	(3,075,000)
Operational cost of gold produced 3	18,641,000
divided by
Gold produced (oz)	31,223
equals
Cost per oz of gold produced	$597

Turmalina Plant Cash Operating Cost per oz produced	Three Months
Ended March
31, 2010

Production costs	$11,549,000
Change in inventory 2	(2,189,000)
Operational cost of gold produced 3	9,360,000
divided by
Gold produced (oz)	16,987
equals
Cost per oz of gold produced	$551

Paciência Plant Cash Operating Cost per oz produced	Three Months
Ended March
31, 2010

Production costs	$10,167,000
Change in inventory 2	(971,000)
Operational cost of gold produced 3	9,196,000
divided by
Gold produced (oz)	14,236
equals
Cost per oz of gold produced	$646

1 Production costs do not include cost of goods sold adjustment of approximately $1.5 million, royalties of $1.5 million and CFEM tax of $410,000 for the three months ended March 31, 2010.
2 Under the Company’s revenue recognition policy, revenue is recognized when legal title passes.  Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

3 The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure control and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There have been no changes during the three months ended March 31, 2010 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

At May 11, 2010, the Company has 84,068,648 issued and outstanding common shares, as well as 4,242,500 stock options outstanding.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together.  The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching on separate tanks followed by carbon-in-pulp.  Carbon-in-leach is a simultaneous process.

Conversion factors
Weights and measures on this site represent units commonly used in the gold industry.  Conversion factors are provided below:

To Convert	To Metric	Multiply By
Imperial Measurement Units	Measurement Units

Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cutes a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, which requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade
The concentrations of metal or valuable mineral in a body of rock, usually expressed as a percentage or in grams per tonne or ounces per tonne.

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content.  The gold-laden solution is collected for gold recovery.

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve including diluting materials and allowances for losses that may occur when the material is mined.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form or quantity and of such a grade or quality that has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referred herein are troy ounces.  Despite the world’s gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in weight.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recoverable Reserves
Recoverable reserves represent the quantity of gold that can be recovered (i.e. mined) from existing gold resources.

Plant Recovery Rate
The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amendable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.

Reserves and Resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators’ National Instrument 43-101 dated November 17, 2000.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1,000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

                                             CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated under the laws of Ontario.

DIRECTORS

Andrew C. Burns1
Gil Clausen3, 4
William E. Dow3
Gary E. German1,2,4
Chairman
Anthony F. Griffiths1, 2, 3
Daniel R. Titcomb
1     Audit Committee
2    Compensation Committee
3    Corporate Governance Committee
4    Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO
James M. Roller
Chief Financial Officer & Treasurer
Lúcio Cardoso
Chief Operating Officer
Adriano L. Nascimento
VP Exploration & Engineering
Robert Zwerneman
VP Corporate Development, Director of IR
Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:     (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

OPERATING OFFICE

Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP
Toronto, Ontario
New York, New York

Azevedo Sette Advogados
Belo Horizonte, Brazil

BANKS

Bank of America
Boston, Massachusetts

HSBC
Toronto, Ontario

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTINGS

TSX/NYSE: “JAG”